January 27, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div.No.1)
Contact:	Naoyuki Kimura
General Manager
Personnel Department
Telephone:	+81-(0)3-6758-6712

Notice of Organizational Changes and Personnel Changes
 Associated with Business Integration

Minebea Co., Ltd. has started the operations as MINEBEA MITSUMI Inc. as of today due to having a business integration between Minebea Co., Ltd. and Mitsumi Electric Co., Ltd.
We hereby announce the following organizational changes and personnel changes.

1)	Organizational Changes (Effective as of January 27, 2017) Mitsumi Business Headquarters is newly established.

2)	Personnel Changes (Effective as of January 27, 2017)
New Assignment	Post to be Retained	Name
Director, Chairman of Mitsumi Electric Co., Ltd.	Representative Director, President and Chief Executive Officer	Yoshihisa Kainuma
Adviser	Representative Director, President of Mitsumi Electric Co., Ltd.	Shigeru Moribe
Chief of Mitsumi Business Headquarters, Representative Director, Vice President, Executive Officer of Mitsumi Electric Co., Ltd.
Director, Senior Managing Executive Officer,
Deputy Chief of Electronic Device & Component Manufacturing Headquarters,
Officer in charge of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters
Ryozo Iwaya
Adviser, Deputy Chief of Mitsumi Business Headquarters	Director, Managing Executive Officer of Mitsumi Electric Co., Ltd.	Hiroshi Aso
Director, Vice President, Executive Officer of Mitsumi Electric Co., Ltd.	Senior Managing Executive Officer, Chief of Business Administration Headquarters	Shuji Uehara
Deputy Chief of Mitsumi Business Headquarters	Managing Executive Officer, Deputy Officer in charge of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Hiroshi Yoshikawa
Executive Officer	Executive Officer of Mitsumi Electric Co., Ltd.	Tadashi Adachi
Executive Officer	Executive Officer of Mitsumi Electric Co., Ltd.	Katsuyuki Iwakuma
(Note) After the General Shareholders Meeting of MINEBEA MITSUMI Inc. and the Board of Directors meeting which will be held in June 2017, Yoshihisa Kainuma will assume the office of Representative Director, CEO and COO, and Shigeru Moribe will become Representative Director, Vice Chairman, and Hiroshi Aso will become Director, Managing Executive Officer.